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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 24 April 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Interim Management Statement

24 April 2013

Trading Update

Reflecting the actions taken by the Group, the positive momentum in re-building the Group's net interest margin reported for the second half of 2012 is continuing into the early months of 2013.

The Group welcomed the expiry of the exceptional Eligible Liabilities Guarantee Scheme (ELG) on 28 March 2013.  We were prepared for the expiry of the ELG and have not experienced any adverse impacts on our deposit volumes since the expiry of the scheme.  It remains our expectation that the cost of ELG will reduce quickly, thereby positively impacting on the Group's income.

Management of operating costs remains a key priority.  As expected the cost reduction impact of the departure of 1,200 staff during the second half of 2012, together with the continuation of these redundancy programmes is being reflected in our staff costs.  As anticipated when we announced our financial results for 2012, pension costs have increased due to the change in accounting rules that took effect in 2013 and the current size of the deficit in the Groups sponsored Defined Benefit Pension Schemes.  Engagement with key stakeholders on the potential options in relation to mitigating the deficit continues.

Asset Quality

Our diverse loan portfolios, including those relating to our Irish Mortgage and SME customers, continue to perform in line with expectations and we are continuing to make steady progress in the provision of appropriate restructuring arrangements to co-operating customers who have difficulties meeting contracted loan repayments.

We continue to expect that impairment charges will reduce from the current elevated levels trending over time to a more normalised impairment charge as the Irish economy recovers.

Balance Sheet Update

Customer deposits have remained stable and on a constant currency basis are in line with the €75 billion reported at 31 December 2012.  The Group has now achieved its "steady state" loan volume target of €90 billion and this, together with the aforementioned performance of our deposit volumes, has resulted in our achieving our targeted Loan to Deposit ratio of 120% ahead of time.

Reflecting the usage of funds from loan redemptions and transfers, the termination of the €3 billion IBRC Repo Transaction and a €1 billion repayment of drawings under the ECB's Long Term Refinancing Operation (LTRO), wholesale funding has reduced by €6 billion from 31 December 2012 to €33 billion currently.  All of the Group's Monetary Authority drawings are under the LTRO and since 31 December 2012 have reduced to €11 billion of which €4.4 billion relates to NAMA Bonds.

In March 2013 the Group issued €500 million of Irish Mortgage Asset Covered Securities with a 5 year maturity as we continue to access the longer term debt markets.

Our actual Capital ratios remain robust with a Group Core Tier 1 ratio of 13.8% at 31 March 2013 (compared to 14.4% at 31 December 2012) and includes, with effect from 1 January 2013, the anticipated regulatory deduction (with a ratio impact of 0.6%) relating to the Group's investment in its Life and Pensions business*.

* With effect from 1 January 2013 the deduction for the Group's participation in its Life and pension business is deducted 50:50 from Core tier 1 (PCAR / EBA) and Tier 2 capital in accordance with the Capital Requirements Directive resulting in a 0.6% decrease in the Core tier 1 (PCAR / EBA) ratio.

Ends

For further information please contact:

Bank of Ireland
Andrew Keating  Group Chief Financial Officer                         +353 (0)766 23 5141
Tony Joyce          Head of Group Investor Relations                 +353 (0)766 23 4729
Dan Loughrey     Head of Group Communications                    +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would', or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected Impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following: concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the effects of the 2011 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank and any further capital assessments undertaken by regulators; property market conditions in Ireland and the UK; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; the continued implementation of the Irish Government's austerity measures relating to the financial support package from the EU/IMF; the availability of customer deposits to fund the Group's loan portfolio; the effects of the ending of the ELG scheme for new liabilities; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding; the impact of further downgrades in the Group's and the Irish Government's credit rating; changes in the Irish banking system; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation and personal insolvency laws by the Irish Government; the exercise by regulators of powers of regulation and oversight; the outcome of any legal claims brought against the Group by third parties; development and implementation of the Group's strategy, including the Group's deleveraging plan, competition for customer deposits and the Group's ability to achieve estimated net interest margin increases and cost reductions; and the Group's ability to address information technology issues.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 24 April 2013